

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 28, 2016

Via E-mail
Ms. Peggy Yu Yu
Executive Chairwoman
E-Commerce China Dangdang Inc.
21/F, Jing An Center
No.8 North Third Ring Road East
Chaoyang District, Beijing 100028
People's Republic of China

> **Re:** **E-Commerce China Dangdang Inc.**
> **Rule 13e-3 Transaction Statement on Schedule 13E-3**
> **Filed June 17, 2016 by E-Commerce China Dangdang Inc., Peggy Yu Yu,**
> **Guoqing Li, Dangdang Holding Company Limited, Dangdang Merger**
> **Company Limited, Dangdang Corporation, Kewen Holding Co. Limited,**
> **Science & Culture International Limited, First Profit Management Limited,**
> **Danqian Yao, Lijun Chen and Min Kan**
> **File No. 005-85824**

Dear Ms. Yu Yu:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

General

1. Please provide the disclosure required by Item 1011(b) of Regulation M-A.

2. Please disclose the reasons for the structure of the transaction. See Item 1013(c) of Regulation M-A.

How will our directors and executive officers vote on the proposal …?, page 24

3. Please describe in the answer how each of your directors and executive officers currently intends to vote, not just the Supporting Shareholders. See Item 1012(d) of Regulation M-A.

Background of the Merger, page 25

4. Please disclose how the Founders arrived at the initial proposed price.

5. The report referenced on page 31, given by the financial advisor to the Special Committee on March 30, 2016, should be summarized in the prospectus, if material, and any written materials filed as exhibits to the Schedule 13E-3.

Reasons for the Merger and Recommendation of the Special Committee and the Board, page 35

6. We note that the board of directors considered the analyses and opinion of its financial advisor in reaching its determination as to the fairness of the transaction. If the board of directors intends to adopt the analysis and opinion of the financial advisor, this must be explicitly stated. See Item 1014(b) of Regulation M-A and Question 20 of Release No. 34-17719 (April 13, 1981). This comment also applies to the Buyer Group determination.

Position of the Buyer Group as to the Fairness of the Merger, page 41

7. The fourth and fifth bullet points on page 42 and the next to the last bullet point on page 43 appear to contradict the statements elsewhere in the document that the Founders, who beneficially own in the aggregate approximately 83.5% of the voting power, are committed to only pursuing the Rule 13e-3 transaction and do not intend to sell their shares in any alternative transaction. Please revise your disclosure to describe how these factors were nevertheless considered.

Opinion of the Special Committee's Financial Advisor, page 47

8. Please refer to the first bullet point in the paragraph starting on page 48, which states that the financial advisor takes no responsibility or liability for the information used in performing its analyses and rendering its opinion. Please revise. Similar language appears in the opinion itself.

9. In the first full paragraph on page 49, we note a disclaimer regarding the reasonableness of the financial advisor's assumptions. Please revise.

10. We note disclosure in the last paragraph on page 49 that the financial advisor's opinion is furnished solely for the use and benefit of the Special Committee. Please revise this disclosure, which suggests that investors are not entitled to rely on this opinion, as well as disclosure stating that the opinion does not confer any rights or remedies upon investors or create any fiduciary duty on the part of the financial advisor to investors. Similar language appears in the opinion itself.

Selected M&A Transactions Analysis, page 52

11. Please add the remaining data on page 20 of the board book, or at a minimum the final two columns thereof, to the chart on pages 52-53.

12. Please summarize the premiums paid analysis appearing on page 27 of the board book.

Primary Benefits and Detriments of the Merger, page 56

13. Please quantify the costs associated with operating as a publicly-traded company.

Annex D, page D-1

14. Please confirm that you have disclosed all material occupations, positions, offices or employment during the past five years for Ms. Ruby Rong Lu. See Item 1003(c)(2) of Regulation M-A.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the filing persons are in possession of all facts relating to their disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from each filing person acknowledging that:

- the filing person is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the filing person may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact me at (202) 551-3503 if you have any questions regarding our comments.

Sincerely,

/s/ David L. Orlic

David L. Orlic
Special Counsel
Office of Mergers and Acquisitions

cc: Stephanie Tang, Esq.
          Shearman & Sterling LLP